FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                       For the month of March 2005 No. 2

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)


                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [_]     No [X]


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     On March 29, 2005, the Registrant announced that its Board approved the
2005 operating plan that focused on maximizing operational efficiencies. Attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        TOWER SEMICONDUCTOR LTD.



Date: March 29, 2005                                    By: /s/ Tamar Cohen
                                                        -------------------
                                                        Tamar Cohen
                                                        Corporate Secretary


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             TOWER SEMICONDUCTOR BOARD APPROVES 2005 OPERATING PLAN
                 FOCUSED ON MAXIMIZING OPERATIONAL EFFICIENCIES

        WORK FORCE REDUCTION COMPLETE; PLAN REITERATES PRIOR GUIDANCE FOR
                   POSITIVE EBITDA DURING SECOND HALF OF 2005


MIGDAL HAEMEK, Israel -- March 29, 2005 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play wafer foundry, announced today that its board of directors approved the 2005 operating plan, which expects improvement in revenue during the second half of the year and reaching positive EBITDA through additional operating efficiencies and other cost reduction measures. The board is encouraged by the outlook for the company in the second half of the year and is fully supportive of the management's plan.

As part of the 2005 operating plan, Tower concluded a workforce reduction resulting in a cutback of approximately 70 employees. This staff reduction is part of the company's adjustment of the head count to its workload in specific areas and consolidation of certain departments between its two fabs. The company continues to implement additional cost-reduction measures focused on manufacturing efficiencies, materials usage and other cost savings.

"The operating plan approved by the board sets the course for achieving operational efficiencies in the near term as well as ramping our operations to meet forecasted accelerated demand for the second half of the year," commented Udi Hillman, acting CEO. "Among the factors affecting our operating plan were our determination to keep our exceptional level of customer service and support, minimization of damage to cash flow and the positions of the Israeli Ministry of Industry, Trade and Labor and the Mayor of Migdal Haemek regarding the vicinity's employment needs."

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor LTD. is a pure-play independent wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from
1.0 to 0.13 micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35 micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below process technologies, including foundry-standard technology and can produce today up to 15,000 200mm wafers per month. The Tower Web site is located at www.towersemi.com.

SAFE HARBOR

THIS PRESS RELEASE INCLUDES FORWARD-LOOKING STATEMENTS, WHICH ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY VARY FROM THOSE PROJECTED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. POTENTIAL RISKS AND UNCERTAINTIES INCLUDE, WITHOUT LIMITATION, RISKS AND UNCERTAINTIES ASSOCIATED WITH: (I) THE COMPLETION OF THE EQUIPMENT INSTALLATION, TECHNOLOGY TRANSFER AND RAMP-UP OF PRODUCTION IN FAB 2, (II) HAVING SUFFICIENT FUNDS TO COMPLETE THE FAB 2 PROJECT, (III) THE CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY AND THE RESULTING PERIODIC OVERCAPACITY, FLUCTUATIONS IN OPERATING RESULTS, FUTURE AVERAGE SELLING PRICE EROSION THAT MAY BE MORE SEVERE THAN OUR EXPECTATIONS (IV) OPERATING OUR FACILITIES AT SATISFACTORY UTILIZATION RATES, (V) OUR ABILITY TO MEET CERTAIN OF THE COVENANTS STIPULATED IN OUR AMENDED FACILITY AGREEMENT, (VI) OUR ABILITY TO CAPITALIZE ON INCREASES IN DEMAND FOR FOUNDRY SERVICES, (VII) MEETING THE CONDITIONS TO RECEIVE ISRAELI GOVERNMENT GRANTS AND TAX BENEFITS APPROVED FOR FAB 2 AND OBTAINING THE APPROVAL OF THE ISRAELI INVESTMENT CENTER TO EXTEND THE FIVE-YEAR INVESTMENT PERIOD UNDER OUR FAB 2 APPROVED ENTERPRISE PROGRAM, (VIII) ATTRACTING ADDITIONAL CUSTOMERS, (IX) NOT RECEIVING ORDERS FROM OUR WAFER PARTNERS AND TECHNOLOGY PROVIDERS, (X) FAILING TO MAINTAIN AND DEVELOP OUR TECHNOLOGY PROCESSES AND SERVICES, (XI) COMPETING EFFECTIVELY, (XII) OUR LARGE AMOUNT OF DEBT, (XIII) ACHIEVING ACCEPTABLE DEVICE YIELDS, PRODUCT PERFORMANCE AND DELIVERY TIMES, (XIV) THE TIMELY DEVELOPMENT, INTERNAL QUALIFICATION AND CUSTOMER ACCEPTANCE OF NEW PROCESSES AND PRODUCTS, (XV) BUSINESS INTERRUPTION DUE TO EARTHQUAKES, TERROR ATTACKS AND OTHER ACTS OF GOD.

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A MORE COMPLETE DISCUSSION OF RISKS AND UNCERTAINTIES THAT MAY AFFECT THE
ACCURACY OF FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PRESS RELEASE OR WHICH MAY OTHERWISE AFFECT OUR BUSINESS IS INCLUDED UNDER THE HEADING "RISK FACTORS" IN OUR MOST RECENT ANNUAL REPORT ON FORMS 20-F AND 6-K, AS WERE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE ISRAEL SECURITIES AUTHORITY. FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE PREVIOUSLY REPORTED. WE DO NOT INTEND TO UPDATE THE INFORMATION CONTAINED IN THIS RELEASE.


CORPORATE CONTACT
Michael Axelrod
Tower Semiconductor USA
+1 (408) 330-6871
pr@towersemi.com


AGENCY CONTACT
Mary Curtis
Pacifico Inc.
+1 (408) 293-8600
mcurtis@pacifico.com

INVESTOR RELATIONS CONTACT
Sheldon Lutch
Fusion IR & Communications
+1 (212) 268-1816
Sheldon@fusionir.com